Exhibit 99.1 Press release

WiLAN Subsidiary Signs License Agreement with OmniVision

OTTAWA, Canada – December 13, 2018 – Wi-LAN Inc. (“WiLAN”), a Quarterhill Inc. (“Quarterhill”) company (TSX: QTRH) (NASDAQ: QTRH), today announced that WiLAN’s wholly-owned subsidiary, Collabo Innovations, Inc. (“Collabo”), has granted a non-exclusive license with respect to CMOS image sensor products sold by OmniVision Technologies Inc (“OmniVision”). The consideration payable to Collabo by OmniVision and all other terms of the agreement are confidential.

“Since we acquired the Collabo portfolio from Panasonic Corporation in December of 2013, we have made substantial progress,” said Keaton Parekh, WiLAN’s President and CEO. “Licensees to Collabo’s patents for CMOS Image Sensor and semiconductor packaging technologies include ON Semiconductor Corp., Toshiba Corporation, STATS Chip PAC Ltd., Powertech Technology Inc., and now OmniVision.”

OmniVision was founded in 1995 and is a leading developer of advanced digital imaging solutions including CMOS Image Sensors, which are employed in a variety of applications such as mobile phones, automobiles, medical imaging and surveillance.

About WiLAN

WiLAN, a Quarterhill company, is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  For more information: www.wilan.com.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing.  Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com